FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2006

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

TABLE OF CONTENTS

Item

1.	News Release dated June 11, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ICICI Bank Limited

Date: June 11, 2006	By:	/s/ Nilesh Trivedi

Name: Title:	Nilesh Trivedi Assistant Company Secretary

Item 1

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	June 11, 2006

Financial reporting under US securities laws

The Audit Committee of the Bank at its Meeting on June 11, 2006 approved the consolidated financial statements under Indian GAAP for inclusion in the annual report in Form 20-F including a reconciliation of profit after tax and networth under Indian GAAP to net income and stockholders’ equity under US GAAP. The consolidated profit after tax under Indian GAAP was Rs. 2,420 crore (US$ 544 million) for the year ended March 31, 2006 (FY2006). The reconciliation statement between Indian GAAP and US GAAP shows a net income (profit after tax) of Rs. 2,004 crore (US$ 451 million) under US GAAP in FY2006, compared to Rs. 853 crore (US$ 192 million) in the previous year. ICICI Bank’s stockholders’ equity at March 31, 2006 as per US GAAP was Rs. 21,865 crore (US$ 4.9 billion) compared to the Indian GAAP consolidated net worth of Rs. 21,998 crore (US$ 5.0 billion).

There are significant differences in the basis of accounting between US GAAP and Indian GAAP primarily relating to determination of allowance for loan losses, amortization of fees and origination costs, accounting for business combinations and consolidation. In the merger of erstwhile ICICI Limited (ICICI) with ICICI Bank, the Bank was the legal acquirer. Under Indian GAAP, the Bank is the accounting acquirer. Under US GAAP, ICICI is deemed to have acquired ICICI Bank. ICICI’s assets were fair valued while accounting for the merger under Indian GAAP. The primary impact of the fair valuation was the creation of additional provisions against ICICI’s loan and investment portfolio, reflected in the Indian GAAP balance sheet at March 31, 2002. Under US GAAP, ICICI Bank’s assets were fair valued while accounting for the merger, resulting in the creation of goodwill and intangibles. There is a significant difference in the basis of computation of provision for restructured loans under US GAAP, which discounts expected cash flows at contracted interest rates, unlike Indian GAAP, under which current interest rates are used.

Pursuant to its issuance and listing of securities in the United States under registration statements filed with the United States Securities Exchange Commission (SEC), ICICI Bank Limited (NYSE: IBN) files annual reports in Form 20-F with the SEC as required by US securities laws and regulations. These regulations require that this annual report include financial statements prepared according to a comprehensive body of accounting principles with a reconciliation to generally accepted accounting principles in the United States (US GAAP). When ICICI Bank first listed its securities in the United States in 2000, generally accepted accounting principles in India (Indian GAAP) were not considered a comprehensive body of accounting principles under US laws and regulations. Accordingly, ICICI Bank has been including US GAAP financial statements in its annual reports in Form 20-F. However, pursuant to a significant expansion of Indian accounting standards, Indian GAAP now constitutes a comprehensive body of accounting standards. Accordingly, ICICI Bank will include in its annual report in Form 20-F, consolidated financial statements according to Indian GAAP, with a reconciliation of profit after tax and networth to net income and stockholders' equity under US GAAP and a description of significant differences between Indian GAAP and US GAAP.

For further press queries please call Charudatta Deshpande at 91-22-2653 8208 or e-mail: charudatta.deshpande@icicibank.com.

For investor queries please call Rakesh Jha at 91-22-2653 6157 or Anindya Banerjee at 91-22-2653 7131 or email at ir@icicibank.com.

1 crore = 10.0 million.
US$ amounts represent convenience translations at US$1= Rs. 44.48.